Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Whole Foods Market, Inc. for the registration of 425,000 shares of Series A 8% Redeemable Convertible Exchangeable Participating Preferred Stock, or the Series A Preferred Stock and shares of its common stock issuable upon conversion of Series A Preferred Stock and to the incorporation by reference therein of our reports dated November 26, 2008, with respect to the consolidated financial statements of Whole Foods Market, Inc., and the effectiveness of internal control over financial reporting of Whole Foods Market, Inc., included in its Annual Report (Form 10-K) for the year ended September 28, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Austin, Texas

December 22, 2008